Exhibit 1

May 11, 2016

D.A.Consortium Inc.

Hirotake Yajima, Representative Director & President

4-20-3, Ebisu, Shibuya-ku, Tokyo Japan

Securities Code: 4281 (JASDAQ)

Inquiries: Manager, Investor Relations

Strategic & Planning Headquarters

Phone: +81-3-5449-6300

IREP Co., Ltd.

Shunsuke Konno, Representative Director & President, CEO

2-11-1, Nagatacho, Chiyoda-ku, Tokyo Japan

Securities Code: 2132

(Second Section of Tokyo Stock Exchange)

Inquiries: Atsushi Nagai, Director & CFO

Phone: +81-33596-8700

Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

D.A.Consortium Inc. (hereinafter referred to as “DAC”) and IREP Co., Ltd. (hereinafter referred to as “IREP”) agreed on the establishment of joint holding company, D.A.Consortium Holdings Inc., (hereinafter referred to as “Joint Holding Company”) effective October 3, 2016 (scheduled date), as wholly owning parent company, subject to approval at the annual shareholders meeting scheduled on June 27, 2016 by DAC and the extraordinary shareholders meeting scheduled on July 7, 2016 by IREP, through a joint share transfer (hereinafter referred to as the “Share Transfer”). Today, the board of directors meetings by DAC and IREP have jointly approved the strategic plan for the Share Transfer. Details are shown as follows:

1. Objective of the Share Transfer

DAC Group is a corporate group comprising DAC and IREP as principal subsidiaries. DAC Group provides leading services in the domain of internet business such as planning for advertising transactions, advertising services mainly catering to stocking and selling, technologies related to internet advertising, advertising solutions such as creative and consulting, and management services on applications for smartphones. Each group company has been enhancing its specialties and competitiveness and expanding businesses at home and abroad to create the enterprise value.

DAC has been maintaining close and effective relationships with a full range of internet media and advertising companies, including the Hakuhodo DY Group as key clients. In so doing, DAC holds prominent status in the industry catering to sponsors in the arena of both global and national brands. In recent years, DAC has been cooperating with media companies for the development and standardization of innovative advertising formats to revitalize advertising markets, focusing on smart device advertising and media display ad network advertising led by mushrooming markets for animation advertisement, texting services and curation media to materialize the expansion and diversification of businesses. Further, DAC has been stepping up efforts to tap into new markets through providing data management platforms by in-house development to optimize the utilization of effective data for the distribution of advertisements.

In 2002, IREP made a debut billing a search advertising in Japan, formulating businesses in the area of “supporting internet marketing”. As a strategy to ensure the edge, IREP embraces the business concept of SEM integrator (specialized SEM agency), differentiating from other agencies by employing a prominent display ad network to establish a management system for lasting growth. In April 2006, IREP engaged in a capital and business alliance with Hakuhodo DY Media Partners to expand marketing into the promising national client market on top of direct marketing. IREP became a consolidated subsidiary in December 2012 through the tender offer by DAC. During the period DAC and IREP cooperated with each other, integrating the management of listing advertisements, headed by the search advertisement of DAC, including the Hakuhodo DY Group, into IREP. Consequently, DAC Group and Hokuhodo DY Group have greatly increased sales of “Performance-based Advertising”. Furthermore, thanks to the increasing business of direct marketing, IREP has been able to increase its market share in terms of the volume of listing advertisements on Yahoo and Google in Japan. On the other hand, recent years have seen the sea change of business environments, highlighting display ad network advertisement and going beyond search advertisement. Also advertisement products on communication media such as Facebook, Twitter, and LINE have been diversified dramatically. Under these backgrounds, it is a pressing mission for digital marketing agencies to pursue prescriptions to bolster the line of products on top search advertisement and serve as a professional group, realizing effective results for a wide range of customers.

The advertisement on the internet has been recording two-digit annual growth. Further, the evolution for digitalization of mass media would ensure the sustainable growth. Today, the global dissemination of smart device and the progress of IoT (Internet of Things) helps create the ground where we come across information and advertisements anywhere 24/7 in our life. Currently, smart-phone applications catering to multiple needs are available and new businesses utilizing AI (artificial intelligence) to optimize the quality services for individuals, have been popping up while global players have been diversifying scope into services in every aspect of our life. Usage and time with smart devices by internet users has been on the rise, creating huge volume of contents and data. Meanwhile, the technology to assess such data to be applied for marketing will increasingly evolve in the future. At the same time, the globalized economy entails global perspectives for marketing activities. On top of that, relevant technologies to meet with current needs will also be utilized for cross-border services. So we might face the situation where the promotion of domestic digital marketing is not a viable solution for survival. As noted above, we assume the market for internet advertisement will be transformed into cross-border competitions due to ongoing technological innovations.

DAC and IREP have been weighing game plans to enhance the enterprise value by effectively utilizing corporate resources to ensure sustainable growth through nimble response to cope with expanding markets involving unprecedented changes in business environments. As a result, we have realized that it would be reasonable to maintain rapport with respective customers, and corporate culture and autonomy to keep competitiveness while integrating existing technologies and new global areas by streamlining overlapped businesses as much as practicable to materialize the management integration to play a role as the leader of the industry. To achieve these objectives, we opted for the business integration by establishing jointly owned holding company rather than the merger to become perfect unitary organization

For successful business integration, it is inevitable for both companies to synchronize relevant strengths to further share group principles to build up the system to quickly deal with the changing business climate and to find out solutions for our challenges. For this reason, we have wound up the plan for the integration through the establishment of joint holding company to carry out the following: 1) reinforcement for the strategic function of the group, 2) efficient employment with management resources of the group, and 3) maximization of the value for stakeholders.

1) Reinforcement for the strategic function of the group

We will clarify the business objectives of DAC group and roles of each member company so that we can pursue the optimization of the group, Also, in doing so, we will reinforce the decision making function and group strategy for the planning and operating function. Specifically, Joint Holding Company will specialize in the management of integral business strategy to principally come up with business plans from comprehensive perspective while each operating company promotes respective specialized business through the optimal organizational structure, including effective integration and reorganization to achieve sustainable growth and higher corporate values under collaboration to resolve issues and enhance the growth based on the strategy.

2) Efficient employment with management resources of the group

We will aim to enhance business efficiency by way of effective realignment of management resources within the group. In other words, we will boost cost efficiency by integrating corporate functions and administrative divisions into Joint Holding Company and ensure reasonable allocation by funneling management resources into promising areas under group strategy. Joint Holding Company will spearhead areas of R&D, global business, and operation etc. as a common platform of the group so that we can perform rational business management to improve the profitability of the whole group.

3) Maximization of the value for stakeholders

Under Joint Holding Company with the consolidated strategic function, DAC and IREP will explore respective specialties. Specifically, while DAC will reinforce the partnership with the media and advertising companies cultivated since the establishment of the company to provide optimal services, IREP will strengthen the agency function to offer a variety services to customers to help solve their challenges for the marketing, and both companies will step up efforts to aim at further growth. Through this strategy, both companies will make contributions to the growth of the whole group, creating the synergy effect as well as frontiers for successful businesses, maximizing the corporate value for all of shareholders, customers, employees, and local communities.

2. Outline of the Share Transfer

(1) Timeline for the Share Transfer

Board of directors meeting to resolve the Share Transfer (both companies)	Wednesday, May 11, 2016

Public announcement for record date of extraordinary shareholders meeting (IREP)	Thursday, May 12, 2016 (scheduled date)

Record date of extraordinary shareholders meeting (IREP)	Thursday, May 26, 2016 (scheduled date)

Shareholders meeting to approve the Share Transfer (DAC)	Monday, June 27, 2016 (scheduled date)

Extraordinary shareholders meeting to approve Share Transfer (IREP)	Thursday, July 7, 2016 (scheduled date)

Delisting date (both companies)	Wednesday, September 28, 2016 (scheduled date)

Registration date for incorporation of Joint Holding Company (effective date)	Monday, October 3, 2016 (scheduled date)

Listing date of Joint Holding Company	Monday, October 3, 2016 (scheduled date)

Schedule may be changed after consultation of both companies for necessary procedures or other material issues during the course of the Share Transfer.

(2) Procedure of the Share Transfer

Joint share transfer whereby DAC and IREP become wholly-owned subsidiaries and the newly incorporated Joint Holding Company becomes the wholly-owning parent company.

(3) Share Allocation Applied to the Share Transfer

Company Name	DAC	IREP
Share Transfer Ratio	1	0.83

Note 1	Details of share allocation applied to the Share Transfer
One common share of Joint Holding Company for one common share of DAC, and 0.83 common share of Joint Holding Company for one common share of IREP will be allocated. However, the above Share Transfer Ratio may be adjusted in case of material changes to the conditions for calculating the transfer ratio through the consultation of both companies.

The share unit number is scheduled to become 100 shares.

If there is a fraction of less than one share due to the Share Transfer, Joint Holding Company will pay the relevant shareholder a cash amount corresponding to the fractional share pursuant to Article 234 of the Companies Act of Japan and other relevant laws and regulations.

Note 2	Number of newly issued shares of Joint Holding Company to be delivered through the Share Transfer (scheduled)
71,367,480 shares

This number is based on the total number of issued and outstanding shares of DAC (53,442,300 shares as of March 31, 2016) and those of IREP (27,780,000 shares as of March 31, 2016). However, DAC and IREP plan to retire all of their treasury shares, to the extent practicable, as of the day immediately preceding the effective date of the Share Transfer. Accordingly, 4,869,900 shares held by DAC as of March 31, 2016 and 316,047 shares held by IREP as of March 31, 2016, have been excluded in the calculation for the Share Transfer. Because DAC and IREP plan to cancel treasury shares they repurchase by the day preceding the date of the Share Transfer, to the extent practicable, the number of shares newly issued by Joint Holding Company may change. The execution of share option for DAC and IREP by the date preceding the date of the Share Transfer may change the number of shares to be delivered by Joint Holding Company.

Note 3

Method for shares less than one unit

Newly issued shares by Joint Holding Company allocated to the shareholders of DAC and IREP will be listed on the TSE. Once the listing is approved, the shares of Joint Holding Company will be tradable on the TSE. Therefore, shareholders with more than 100 shares of DAC or 121 shares of IREP equivalent to more than 100 shares (share unit number) are offered liquidity for the shares of Joint Holding Company.

Further, in case the shareholders of DAC and IREP are allocated shares in an amount less than 100 units of Joint Holding Company, shareholders will not be able to sell the said shares on TSE or other financial exchanges. Such shareholders may request Joint Holding Company purchase less-than-share-unit shares or may purchase additional shares to make share units from Joint Holding Company.

(4) Method of Share Options and Bond with Share Options

With regard to share options issued by DAC and IREP, share options of Joint Holding Company will be allocated reflecting the contents of the share options and the Share Transfer Ratio. Both DAC and IREP have not issued bonds with share options.

(5) Dividend of Joint Holding Company

Annual dividend of Joint Holding Company will be determined from comprehensive viewpoint, including existing dividend policy, dividend scale, and the prospective performance of Joint Holding Company.

(6) Dividend of DAC and IREP on the Record Date prior to the establishment of Joint Holding Company

DAC plans to pay out the dividend of surplus, JPY 12 yen per share, for the year ending March 31, 2016 and IREP plans to pay out the dividend of surplus, JPY 1.5 yen per share, for the year ending September 30, 2016, respectively.

(7) Treasury shares and shares of Joint Holding Company allocated to DAC and IREP

DAC and IREP plan to retire shares they hold at present or will purchase prior to the effective date of the Share Transfer to the extent practicable. Upon the Share Transfer, the shares of Joint Holding Company will be allocated DAC for shares of IREP held by DAC (as of March 31, 2016, 15,823,000 shares) based on the Share Transfer Ratio. Consequently, DAC will hold shares of Joint Holding Company as wholly-owning company. As such, relevant shares of Joint Holding Company, including dividend in kind to Joint Holding Company, will be disposed immediately after the effective date of the Share Transfer day pursuant to the provisions of the Companies Act of Japan within a reasonable period.

3. Basis for Calculation of the Share Transfer Ratio

(1) Basis for Valuation

To ensure the fairness of the calculation of the Share Transfer Ratio applicable for the Share Transfer, DAC and IREP decided to request third parties provide opinions respectively. DAC has appointed Daiwa Securities Co., Ltd (hereinafter referred to as “Daiwa Securities”) and IREP has appointed Yamada FAS Co., Ltd. (hereinafter referred to as “Yamada FAS”) to conduct calculation of the Share Transfer Ratio and received valuation reports.

Daiwa Securities adopted a market valuation method as both DAC and IREP have been listed on TSE and thus market prices of shares are available while employing a discounted cash flow method (hereinafter referred to as “DCF Method”) to integrate the forthcoming corporate activities into the calculation factors. The results provided by each method are shown below. The ranges of the Share Transfer Ratio indicate the calculation range of IREP common shares against one DAC common share.

	Valuation Method	Valuation range of Share Transfer Ratio
①	Market Valuation Method	0.71~0.87
②	DCF method	0.62~0.86

For the market valuation method, the valuation date of May 10, 2016 was adopted and the average closing prices of stocks of both companies were analyzed for one-month, three-month, and six-month periods prior to the valuation date.

Further, the profit plan for DAC adopted for the DCF Method by Daiwa Securities is formulated based on the current organization and assumes a large increase in profit over the previous fiscal year — during the period from March 2015 through March 2016, operating profit is expected to increase by around 125% due to the contribution of internet-related businesses and investment businesses etc. The profit plan for IREP adopted for the DCF Method by Daiwa Securities is formulated based on the current organization and assumes a large increase in profit over the previous year — during the period from December 2017 through December 2018, operating profit is expected to increase by about 31% due to the current improvement of the profit ratio and initiatives for operational efficiency.

Daiwa Securities, upon the calculation of Stock Transfer Ratio, primarily employed information furnished by both companies and the information disclosed to the public. For the utilization of respective information, Daiwa Securities assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. Daiwa Securities did not independently value, appraise or assess the assets and liabilities, including any off-balance-sheet assets and liabilities and other contingent liabilities, of both companies and their affiliated companies and did not engage any third party institution for valuation, appraisal or assessment. The calculation of Stock Transfer Ratio reflects the information and economic fundamentals as of May 10, 2016. Likewise, Daiwa Securities assumed that the information for the financial projection, including the profit plan and other relevant information, provided by both companies was reasonably prepared based on the best estimate and judgment by the management of both companies at the time the relevant information was submitted.

The calculation results of the Share Transfer Ratio submitted by Daiwa Securities do not express an opinion about the fairness of the Share Transfer.

Yamada FAS adopted a market valuation method as both DAC and IREP have been listed on TSE and thus market prices of shares are available while employing a DCF Method to integrate the forthcoming corporate activities into the calculation factors.

Daiwa Securities conducted the calculation of the Share Transfer Ratio, employing the market valuation method and the DCF Method. The results provided by each method are shown below. The ranges of the Share Transfer Ratio indicate that the calculation range of IREP common share against one share of DAC common share.

	Valuation Method	Valuation range of Share Transfer Ratio
①	Market Valuation Method	0.71~0.87
②	DCF Method	0.61~0.89

For the market valuation method, the valuation date of May 10, 2016 was adopted and the average closing prices of stocks of both companies were analyzed for one-month, three-month, and six-month periods prior to the valuation date.

The DCF Method determines the enterprise value of DAC by discounting the free cash flow based on financial forecasts provided by DAC, at a fixed discount rate. The discount rate ranges from 6.71 percent to 8.21 percent, estimating the debt equity ratio of 1.0 to 6.5 and the calculation of ongoing value adopted the perpetual growth method with the relevant growth rate as zero percent. Further, for IREP, the DCF Method determines the enterprise value of IREP by discounting the free cash flow based on financial forecasts provided by IREP, at a fixed discount rate. The discount rate ranges from 7.18 percent to 8.78 percent, estimating the debt equity ratio of 1.0 to 18.4 and the calculation of ongoing value adopted the perpetual growth method with the relevant growth rate as zero percent.

Further, the profit plan for DAC adopted for the DCF Method by Yamada FAS is formulated based on the current organization and assumes a large increase in profit over the previous fiscal year — during the period from March 2015 through March 2016, operating profit is expected to increase by around 125% due to the contribution of internet-related businesses and investment businesses etc. The profit plan for IREP adopted for the DCF Method by Yamada FAS is formulated based on the current organization and assumes a large increase in profit over the previous fiscal year — during the period from December 2017 through December 2018, operating profit is expected to increase by around 31% due to the improvement of the profit ratio and initiatives for operational efficiency. Moreover, profit plans of both companies factored into the DCF Method are based on the current organizational structures.

Yamada FAS, upon the calculation of the Stock Transfer Ratio, primarily employed information furnished by both companies (including financial forecasts provided its business plans) and the information disclosed to the public. For the utilization of respective information, Yamada FAS assumed the accuracy and completeness of all such information and materials, and did not independently verify such accuracy and completeness. Yamada FAS did not independently value, appraise or assess the assets and liabilities, including any off-balance-sheet assets and liabilities and other contingent liabilities, of both companies and their affiliated companies and did not did not engage any third party institution for valuation, appraisal or assessment. Likewise, Yamada FAS assumed that the information for the financial projection, including the profit plan and other relevant information, provided by both companies was reasonably prepared based on the best estimate and judgment by the management of both companies at the time the relevant information was submitted.

The calculation result for the Share Transfer Ratio does not express an opinion about the fairness of the Share Transfer.

(2) Details of calculation procedure

As stated above, DAC and IREP requested Daiwa Securities and Yamada FAS, respectively to conduct the calculation of the Share Transfer Ratio applied to this Share Transfer and reviewed the result from the relevant third-party institutions. Consequently, both companies refer to the calculation result and advice, coupled with factors such as financial condition, status, and projection during the course of discussion for the Share Transfer Ratio and concluded that the Share Transfer Ratio is fair and beneficial to the shareholders of both companies. As such, today, the Share Transfer Ratio has been determined and agreed at the board of directors meetings of both companies.

If there is a significant change in the conditions for the calculation, both companies may change the Share Transfer Ratio through consultation.

(3) Relationship with appraisers

Neither Daiwa Securities, financial adviser for DAC nor Yamada FAS, financial adviser for IREP are the related parties of DAC and IREP, and have no material interest in the Share Transfer.

(4) Applications for the listing of Joint Holding Company

DAC and IREP plan to have the new company listed on the TSE. The listing date will be October 3, 2016. As DAC and IREP will be wholly-owned subsidiaries of Joint Holding Company through the scheduled Share Transfer, both companies will be delisted from the TSE on September 28, 2016 preceding the listing date of Joint Holding Company. The date of delisting will be determined by the regulations of the TSE.

(5) Measures to ensure fairness

Since DAC falls under the parent company of IREP, both companies, as noted above (1), (2), and (3), employed an independent third-party appraiser to estimate the Share Transfer. Ratio and received the calculation result. Both companies discreetly engaged in negotiations and consultations, referring to the results and agreed on Share Transfer Ratio. Finally each board of directors meeting has resolved the management integration through the Share Transfer.

Neither company obtained a written opinion (fairness opinion) to assure the Transfer Ratio is fair to respective shareholders from financial point of views.

DAC and IREP appointed the law offices of Mori Hamada & Matsumoto and Nakamura, Tsunoda & Matsumoto, respectively to obtain advice on the process of decision making and other procedures related to the Share Transfer.

(6) Measures to prevent conflict of interests

For IREP, as DAC is a parent company holding 56.97 per cent of IREP shares outstanding as of September 30, 2015 and Hakuhodo DY Holdings Inc. is also holding 64.81 percent of IREP shares outstanding as of September 30, 2015 through its subsidiaries Hakuhodo DY Media Partners Inc. and DAC, from the perspective to prevent conflict of interests, IREP takes measures as follows in addition to the matters noted above (5).

① Unanimous approval by directors and opinion of no objection by auditors except directors and auditors with special interests

Among the directors of IREP, Mr. Hirotake Yajima, Mr. Masaya Shimada, Mr. Shuichi Takanashi, and Mr. Masaki Mikami who also assumes directorship of DAC, and Mr. Hiroaki Kitazume who worked for Hakuhodo, a subsidiary of Hakuhodo DY Holdings, which is the parent company of DAC and IREP, at the time when the negotiations for the Share Transfer started, have recused themselves from deliberation and resolution of the Share Transfer at the board of directors meeting of IREP and were not involved in consultations and negotiations with DAC as a member of IREP to prevent conflict of interests.

At the board of directors meeting of IREP held today, the board of directors, excluding Mr. Hirotake Yajima, Mr. Masaya Shimada, Mr. Shuichi Takanashi, and Mr. Masaki Mikami to avoid conflict of interest, unanimously resolved this Share Transfer Plan. Further, among auditors of IREP, Mr. Tatsuya Daito, who also assumes the directorship of DAC, was not involved in the deliberation on the Share Transfer to prevent conflict of interests. More, at the above board of directors meeting, all auditors except Mr. Tatsuya Daito had no objections with regard to the formulation of the Share Transfer Plan.

② Receipt of the report from the third-party panel independent from IREP

Moreover, the board of directors meeting at IREP established a third-party panel to consider the interests of the minor shareholders of IREP. The third-party panel comprises three committee members: Mr. Masanori Sugiyama, outside director of IREP and independent director stipulated by Article 436, item 2 of Securities Listing Regulations of TSE, without interest in DAC and the parent companies of DAC, Hakuhodo DY Holdings and its affiliates, including Hakuhodo DY Media Partners and Hakuhodo, and Mr. Shigeru Nishiyama, Professor of Waseda Business School and Certified Financial Accountant, and Mr. Naokuni Naruse, lawyer, Sato Sogo Law Office, likewise without interest in DAC and the parent companies of DAC, Hakuhodo DY Holdings and its affiliates, including Hakuhodo DY Media Partners and Hakuhodo. The board of IREP consulted with the third-party panel concerning the resolution for the Share Transfer in terms of i) purpose of management integration, ii) procedures for the negotiation process, and iii) the fairness of the Share Transfer Ratio etc. pertinent to the disadvantage of the minority shareholders of IREP, excluding the parent company (hereinafter referred to as “Minority Shareholders”).

The third-party panel held five meetings from March 22, 2016 through May 10, 2016, discreetly deliberating the above agenda. During the course of consideration, the third-party panel obtained the calculation of the Share Transfer Ratio from Yamada FAS, independent financial adviser, while being furnished the information from IREP about the backgrounds and objective for the Share Transfer, the organizational system to consider and negotiate the Share Transfer Ratio, the transition of negotiations and decision making processes, on a series of conditions for the Share Transfer, including the Share Transfer Ratio, and the contents of the advice from the legal adviser Nakamura, Tsunoda & Matsumoto Law Office. Further, the third-party panel conducted a question-and-answer session with DAC about the backgrounds and objective for the Share Transfer, the organizational system to consider and negotiate the Share Transfer Ratio etc. Under such circumstances, on May 10, 2016 the third-party panel submitted a report to the board of directors of IREP. The content of the report includes (a) about i) noted above, there are no special circumstances to deem that the Share Transfer does not contribute to an increase of its corporate value or that the objective for the Share Transfer is not legitimate for the minority shareholders of IREP, (b) about ii) noted above, as measures adopted by the board of directors meeting to ensure the fairness of decision making and prevention of conflict of interests concerning the Share Transfer, there are no special circumstances to deem that procedures taken through negotiations are not legitimate, (c) about iii) noted above, the third-party panel reviewed the allocation ratio applied to the Share Transfer based upon the calculation result of the Share Transfer Ratio by Yamada FAS and relevant information and found no special circumstances to deem that the share transfer ratio (1 to 0.83) is not reasonable for the minority shareholders of IREP, and (d) in the light of items (a) through (c), the third-party panel considered the impact on minority shareholders by the Share Transfer and concluded that the resolution by the board of directors to implement the Share Transfer does not go against the interests of minority shareholders of IREP.

4.	Profile of Relevant Parties to Share Transfer

(1)	Company	D.A.Consortium Inc.		IREP Co., Ltd.

(2)	Location of Registered Head Office	4-20-3, Ebisu, Shibuya-ku, Tokyo Japan		2-11-1, Nagatacho, Chiyoda-ku, Tokyo Japan

(3)	Name and Title of Representative	Hirotake Yajima, Representative Director & President		Shunsuke Konno, Representative Director & President, CEO

(4)	Principal Business	Purchase and sales of advertisement space for digital network space such as the internet etc.		Providing services for listing advertisement, SEO and other peripheral services etc.

(5)	Paid-in Capital	JPY 4,031 million as of March 31, 2016		JPY 550 million as of September 30, 1015

(6)	Date of Incorporation	December 2, 1996		November 17, 1997

(7)	Shares Outstanding	53,442,300 shares (including treasury share) as of March 31, 2016		27,770,000 shares (including treasury share) as of September 30, 1015

(8)	Fiscal Year End	March		September

(9)	Number of Employees (consolidated)	1,880 (including IREP employees) as of March 31, 2016		523 as of September 30, 1015

(10)	Major Customers	Hakuhodo DY Media Partners Inc.		D.A.Consortium Inc. Recruit Holdings Co,. Ltd.

(11)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd.		The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12)	Major Shareholders and Share Holding Ratio (excepting treasury share)	Hakuhodo DY Media Partners Inc.	43.54%	D.A.Consortium Inc.	56.97%
		Hakuhodo Inc.	8.42%	Masayuki Takayama	11.30%
		Japan Trustee Services Bank, Ltd. (trust account)	2.11%	Hakuhodo DY Media Partners Inc.	7.83%
		Tokyu Agency Inc.	1.87%	Toshi Ishuin	1.67%
		MSCO CUSTOMER SECURITIES	1.46%	The Master Trust Bank of Japan, Ltd. (trust account)	0.99%
		The Master Trust Bank of Japan, Ltd. (trust account)	1.44%	Osamu Fujiwara	0.75%
		Morgan Stanley MUFG Securities Co., Ltd.	1.18%	SBI Securities Co., Ltd.	0.38%
		Goldman Sachs International	0.89%	Kenji Aida	0.28%
		BNYM SA/NV FOR BNYM FOR BNYM GCM CLIENT ACCTS M ILM FE	0.80%	Taketeru Nihon	0.25%
		Rakuten Securities, Inc.	0.61%	Mayumi Hirota	0.22%

		as of March 31, 2016		as of September 30, 2015

(13)	Relationship between Relevant Parties

Capital	DAC owns 56.97 % of IREP shares outstanding.

Personnel Relationship	Four directors have concurrent positions for both companies and one director at DAC has a concurrent position as auditor for IREP.

Transactional Relationship	Transactions between DAC and IREP involve the sales and purchase of internet advertisements.

Status of relationship with related parties	DAC is a parent company of IREP, thus falls under the related party.

(14)	Operating Results and Financial Condition for Latest Three Fiscal Year End

(Unit: JPY million, except ones in yen)

	DAC				IREP
	March 2014	March 2015	March 2016		September 2013	September 2014	September 2015
Consolidated Net Assets	20,045	22,998	25,437		3,510	3,940	4,237
Consolidated Total Assets	37,499	43,897	54,252		11,638	12,501	14,820
Consolidated Net Asset per share (yen)	275.98	313.35	343.95		127.94	138.86	149.61
Consolidated Net Sales	105,335	117,463	144,980		47,390	53,615	58,023
Consolidated Operating Income	1,980	2,246	5,062		950	512	714
Consolidated Ordinary Income	2,017	2,518	4,974		967	509	737
Consolidated Net Income	2,022	1,050	2,026		584	314	319
Consolidated Net Income per share (yen)	41.66	21.64	41.73		21.35	11.47	11.63
Annual Dividend per share (yen)	6	8	12	(*)	3	1.5	1.5

*	Annual dividend as of March 2016 is planned to be paid and it is finally decided at general shareholders meeting to be held on 27 June 2016.

5. Profile of Joint Holding Company to be established by the Share Transfer

(1)	Company	D.A.Consortium Holdings Inc.

(2)	Location of Registered Head Office	4-20-3, Ebisu, Shibuya-ku, Tokyo Japan

(3)	Prospective List of Representative and Directors

Hirotake Yajima, Representative Director and President

Shunsuke Konno, Director, Executive Vice President

Akihiko Tokuhisa, Director

Tatsuya Daito, Director

Masaya Shimada, Director

Atsushi Nagai, Director

Masaki Mikami, Director

Masato Igarashi, Director

Naoki Nozawa, Director

Michinari Nishimura, Outside Director

Iwao Aso, Outside Director

Hisaharu Terai, Corporate Auditor

Shiro Morishima, Outside Corporate Auditor

Masanori Nishioka, Corporate Auditor

Hiroshi Mizukami, Outside Corporate Auditor

Akira Otsuka, Outside Corporate Auditor

(4)	Principal Business	Management of subsidiaries and all linked or related businesses

(5)	Paid-in Capital	JPY 4,000 million

(6)	Fiscal Year End	March

(7)	Net Assets	Yet to be determined

(8)	Total Assets	Yet to be determined

6. Overview of Accounting Treatment

This Share Transfer will fall under “common control transaction etc.” pursuant to “Accounting Standard for Business Combination”: Corporate Accounting Standard No. 21 issued by Accounting Standards Board of Japan on September 13, 2013. As detailed accounting procedure has not been determined, we are unable to estimate the relevant amount at present. We give notice of the amount as soon as it is fixed.

7. Prospects

This Share Transfer constitutes the transfer establishing Joint Holding Company as wholly owning parent company of DAC and IREP as wholly owned subsidiaries. As such, shares of Joint Holding Company will be listed on the Standard Section 2 of the TSE on October 3, 2016, the effective date for the Share Transfer through the so-called technical listing. About the listing, there is a possibility that the TSE will announce that common shares of IREP will be designated as an issue in a grace period for ceasing to be a substantial surviving company due to a merger, etc. from the effective date of the Share Transfer. In such cases, we will notify the facts without delay.

During the grace period, listing of shares of Joint Holding Company will be maintained. If Joint Holding Company meets the standard for the new listing within three years, starting from the listing date, October 3, 2016 through March 31, 2020, the grace period related to the delisting will be removed. Furthermore, if within three-year grace period, Joint Holding Company is unable to meet the listing standard of TSE, there is a possibility that shares of Joint Holding Company will be listed on the JASDAQ Securities Exchange.

Joint Holding Company plans to go through the initial listing examination by the TSE to become eligible for listing. Prior to the effective date of the Share Transfer, Joint Holding Company aims to meet the relevant standards, so we will enhance efforts to be qualified to be able to avoid the grace period.

As IREP has been a consolidated subsidiary of DAC, we estimate the impacts on the performance of DAC and IREP by the Share Transfer would be insignificant.

8. Matters related to Transactions with Controlling Shareholders

(1) Compliance with the status under the “Guideline for the Policies for the Protection of Minority Shareholder in Cases of Transactions with the Controlling Shareholder”

As DAC is controlling shareholder holding 56.97% of IREP shares outstanding, this Share Transfer falls under the category of transaction with the controlling shareholder.

IREP made public a corporate governance report on January 19, 2016. The report includes the “Guideline for the Policies for the Protection of Minority Shareholder in Cases of Transactions with the Controlling Shareholder”, which stipulates in case of transactions with the parent company, terms and conditions principally shall be correspond to market levels. As for internet advertisements, IREP negotiated conditions with the parent company, presenting an estimate reflecting market price and the cost of sales ratio, in order to make reasonable judgements for fair and clear transactions.

In fact, we recognize that IREP has been under circumstances whereby IREP has been able to maintain autonomy to do businesses with the parent company. For the prevention of conflict of interests, relevant transactions have been approved by the board of directors excluding the board members from DAC who hold special interests.

As for the Share Transfer, IREP has been keeping the independency of management from DAC and as noted above 3. (5) and (6), taking measures to ensure fairness and protection against conflict of interests, IREP has determined the Share Transfer Ratio, planning to complete the Share Transfer.

Finally, through above measures, we believe that the Share Transfer by IREP complies with the “Guideline for the Policies for the Protection of Minority Shareholder in Cases of Transactions with the Controlling Shareholder”

(2) Matters to ensure measures for fairness and protection against conflict of interests

As noted (1) Compliance with the status under the “Guideline for the Policies for the Protection of Minority Shareholder in Cases of Transactions with the Controlling Shareholder”, this Share Transfer falls under the category of transaction with the controlling shareholder. As such, IREP concluded that it shall take measures to ensure fairness and protection against conflict of interests and at the board of directors meeting discreetly discuss and consider the various conditions of the Share Transfer. Furthermore, IREP made the decision, taking measures noted above 3. (5) and (6) to ensure fairness and protection against conflict of interests.

(3) Summary of the opinion by the party independent from controlling shareholder

For details, please refer to above 3. (6) Measures to prevent conflict of interest ② Receipt of the report from the third-party panel independent from IREP.

(Reference)

Consolidated Financial Forecast released on May 11, 2016 and Financial Result of DAC

	(Unit: JPY million)
	Consolidated Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Parent Company
Financial Forecast March 2017	170,000	5,100	5,000	2,100
Financial Result March 2016	144,980	5,062	4,974	2,026

Consolidated Financial Forecast released on March 30, 2016 and Financial Result of IREP

	(Unit: JPY million)
	Consolidated Sales	Consolidated Operating Profit	Consolidated Ordinary Profit	Net Income Attributable to Parent Company
Financial Forecast September 2016	76,000~77,000	1,600~1,700	—	900~1,000
Financial Result September 2015	58,023	714	737	319